UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION FURNISHED PURSUANT TO FORM 6-K

The Board of the Company had undertaken an internal investigation and found that its former director Ms. Fan Zhou has engaged in multiple serious wrong doings in violation of applicable laws, rules, regulations as well as corporate governance as follows: (1) Ms. Fan Zhou caused the Company to provide guarantees for her personal loans, without the Board’s knowledge; (2) she misappropriated the Company’s assets by misallocating rental income from 105 Moatfield Dr, Toronto, for loan repayments, which caused the loan default with the Bank of China; (3) she employed individuals who do not have a valid work permit in violating the Immigration and Refugee Protection Act (IRPA); (4) she substantially delayed employees’ wage payments, caused multiple penalties from the Ontario Ministry of Labour, Immigration, Training and Skills Development; (5) she fabricated false investment agreements; (6) she hacked into the Company’s CEO email address and sent fraudulent emails to the company’s Edgar agent; and (7) she used two fake names as the board members and used their fake proxies in voting during board meetings. Since Ms. Zhou’s wrong doings were on going, and she threated to use her voting power in a shareholder’s meeting to remove the board members who investigated her wrong doings or made an objection to her wrong doings, the Board of the Company had no choice but to remove her from the Board by an emergency and special board meeting with a majority vote, which was held on March 26, 2025, in order to prevent further damages to the Company. The Board of the Company continues its investigation on Ms’ Zhou’s wrong doings and plans to file lawsuits against Ms. Zhou personally.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Visionary Holdings Inc.

By:	/s/ Zhong Chen
Name:	Zhong Chen
Title:	Co-CEO
Date:	March 28, 2025

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